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FILED BY NORANDA INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED COMMISSION FILE NO: 333-123547 NORANDA INC. COMMISSION FILE NO. 333-123546

181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts:
Denis Couture, Vice-President, Investor Relations,
Public Affairs & Communications
(416) 982-7020
denis.couture@toronto.norfalc.com

Steve Douglas, Executive Vice-President
and Chief Financial Officer
(416) 982-3554

FOR IMMEDIATE RELEASE; ALL NUMBERS IN
U.S. DOLLARS UNLESS OTHERWISE NOTED

News release

TORONTO, April 26, 2005

NORANDA REPORTS 2005 FIRST QUARTER NET EARNINGS OF US$176 MILLION
Generates US$455 Million of Income from Operating Assets
and Lowers Net-Debt-to-Capitalization Ratio to 35%
Merger Proposal with Falconbridge Approaching Closing Date

Investors, analysts and other interested parties can access Noranda's Supplemental Information Package and its quarterly teleconference on its website at www.noranda.com under the For Investors and Presentations and Webcasts sections. The teleconference will be held on Tuesday, April 26, 2005 at 8:00 a.m. Eastern Standard Time. To participate by conference call, dial (416) 620-2414 for local and overseas and 1-800-238-9605 toll free in North America.

        Noranda Inc. (TSX, NYSE: "NRD") today reported consolidated earnings of $176 million (basic earnings per share of $0.58 and diluted earnings of $0.57 per share) for the first quarter of 2005. This compares with earnings of $152 million (basic earnings per share of $0.50 and diluted earnings per share of $0.49) for the first quarter of 2004.

KEY FINANCIAL RESULTS

	First Quarter
	2005	2004	Y-O-Y Change
	$ millions, except per share information
Revenues	1,976	1,653	+$	323	20%
Income generated by operating assets*	455	361	+$	94	26%
Net income	176	152	+$	24	16%
Basic earnings per common share	$0.58	$0.50	+$	0.08	16%
Diluted earnings per common share	$0.57	$0.49	+$	0.08	16%
*
Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, and other income

FIRST QUARTER 2005 HIGHLIGHTS

Financial Results and Position

  •
  Realized prices were higher for all metals: copper 32%, nickel 2%, zinc 21% and aluminum 16%

  •
  Net-debt-to-capitalization ratio reduced to 35%, from 39% at year-end 2004 and 44% one year ago

Production and Operations

  •
  Increased copper mine output by 19% to 119,000 tonnes and nickel mine output by 7% to 20,500 tonnes

  •
  Achieved record refined nickel and cobalt output at 21,500 tonnes and 1,330 tonnes, respectively

  •
  Achieved record primary and fabricated aluminum sales at 61,800 tonnes and 45,600 tonnes, respectively

  •
  Received all necessary regulatory approvals for new 15-year power supply contract at the New Madrid primary aluminum facility

  •
  Began site preparations for new molybdenum recovery circuit at the Collahuasi mine

  •
  Began ventilation shaft sinking at the Nickel Rim South project

  •
  Completed 25 Six Sigma projects with average annualized savings value of $404,000 per project, generating annualized savings of $10.1 million

Other Developments

  •
  Announced a proposal to acquire the remaining public shares of Falconbridge Limited in a share exchange offer at a rate of 1.77 Noranda shares for each Falconbridge share. The merger would create one of North America's largest base metals companies

  •
  Subsequent to the quarter, finalized a joint-venture agreement with Barrick Gold on the Kabanga nickel deposit in Tanzania whereby the Company will hold a 50% stake in the project and be the operator

COMMENTARY

        "Due to strong operating performance and further rises in metals prices, Noranda delivered its best-ever quarterly results along with significant increases in earnings and cashflow," said Derek Pannell, Noranda's President and Chief Executive Officer. "Income generated by operating assets reached $455 million for the quarter and again demonstrated our enhanced earnings-generation capability. Sales volumes in each of our copper, nickel, zinc and aluminum businesses exceeded the levels of the first quarter of last year, and production at our copper and nickel mines increased substantially."

        "The Company continues to benefit from positive market conditions, increased metal price leverage and efficient operations," added Mr. Pannell. "These exceptional earnings allowed us to continue to strengthen our balance sheet, as we further reduced our net-debt-to-capitalization ratio to 35%. Our cash and cash equivalents position increased to $1.0 billion, and along with our available lines of credit, our total liquidity now stands at just under $2.0 billion. These resources put us in a favourable position to continue to pursue the development of our stable of attractive growth projects in our copper, nickel and zinc businesses. The outlook for our business remains positive and is supported by very low inventory levels for copper and nickel and improved fundamentals for zinc and aluminum. We are exceptionally well positioned to continue to build on the success of this record quarter."

        The Company also announced the offer to acquire all remaining public shares in Falconbridge Limited in a share exchange offer. "If successful, the merger of Noranda and Falconbridge should address all concerns regarding our current corporate and ownership structure. The merger with Falconbridge will increase our size, strength and ability to finance strategic growth initiatives. We will become one of the largest North American base-metal companies, with a much larger market capitalization and public float and exciting growth prospects," Mr. Pannell said.

NORANDA ISSUER BID AND MERGER WITH FALCONBRIDGE

        On March 9, 2005, Noranda announced an all-encompassing plan to reposition itself as a much larger publicly-held company with a simpler ownership structure, bringing the previously-announced sale process to a conclusion. The proposal involves the acquisition of all outstanding Falconbridge Limited common shares that it currently does not own and an issuer bid to purchase for cancellation $1.25 billion of Noranda common shares (approximately 63.4 million) in exchange for a new series of junior preferred shares. This issuer bid offer has an expiry date of April 28, 2005.

        The merger offer entails an exchange of 1.77 Noranda common shares for each outstanding Falconbridge common share that is currently not owned by Noranda. This step would involve the issuance of approximately 133 million new Noranda common shares (a net issue of 70 million new shares after the completion of the issuer bid). If the Company is successful in having greater than 50% of the outstanding shares of Falconbridge held by minority shareholders tendered for exchange, the two companies will be merged into a new entity to be named NorandaFalconbridge. The Offer to Exchange expires on May 5, 2005. The new entity would continue to trade on the Toronto and New York stock exchanges under the existing symbol, NRD.

FINANCIAL RESULTS

Revenues

        Total revenues for the first three months of 2005 were $2.0 billion, compared to $1.7 billion in the same period of 2004. The 20% increase was mainly due to higher realized metals prices and higher copper, nickel, zinc and aluminum sales volumes.

  •
  Copper mine production increased to 118,600 tonnes from 99,700 tonnes in the first quarter of 2005, as significant production increases were achieved at the Antamina, Collahuasi and Kidd Creek mines.

  •
  Refined nickel sales increased to 27,800 tonnes during the quarter from 24,900 tonnes in the year prior. Increases in mine output at the Integrated Nickel Operations and increased custom feed processing contributed to the increased nickel sales.

  •
  Combined Brunswick and Antamina mine zinc concentrate and Kidd Creek mine and refined zinc sales were higher at 116,200 tonnes, up from 114,900 tonnes in the first quarter of 2004. Kidd Creek zinc mine production increased to 27,400 tonnes from 20,800 tonnes in the corresponding quarter in 2004.

  •
  Primary aluminum sales were 1,100 tonnes higher than last year at 61,800 tonnes, while fabricated foil products sales increased to 45,600 tonnes versus 42,400 tonnes in the first quarter of 2004.

        Realized prices were as follows:

	Prices Three Months
			Y-O-Y Change
	2005	2004
	(US$ per pound)
Copper	1.54	1.17	32%
Nickel	7.03	6.88	2%
Zinc	0.63	0.52	21%
Aluminum	0.92	0.79	16%
Lead	0.49	0.41	20%

Operating Costs

        Cost of operations totaled $628 million in the first quarter of 2005 versus $464 million in the same period last year.

  •
  The higher cost of operations in the quarter was primarily attributable to the higher levels of output from most operations.

  •
  Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs. The average value of one Canadian dollar increased to US$0.82 versus US$0.76 during the first quarter of 2004.

  •
  The cost to purchase raw materials was higher at $775 million for the period in 2005 versus $711 million in the same period in 2004 as a result of higher metal prices and increased custom feed processing in the nickel business, offset by decreased throughput at the Horne and Altonorte smelters and CCR refinery.

  •
  Depreciation, amortization and accretion expenses increased to $118 million from $117 million a year ago. Interest expenses increased to $32 million from $29 million in the same quarter a year ago.

  •
  Corporate costs increased to $17 million from $13 million, largely due to impact of the stronger Canadian dollar.

  •
  Research and exploration expenses increased to $12 million from $7 million in the same quarter last year.

  •
  Minority interest in earnings of subsidiaries increased to $94 million from $79 million, largely as a result of the increased earnings of affiliates.

  •
  Tax expenses recorded increased from $86 million a year ago to $123 million during the first quarter of 2005.

Net Income

        Net income increased to $176 million or $0.58 per basic common share and $0.57 per diluted common share for the three months ended March 31, 2005. This compares with a net income of $152 million or $0.50 per basic common share and $0.49 per diluted common share in the same period of 2004.

        Income generated by operating assets increased from $361 million a year ago to $455 million in the first quarter of 2005. Increased copper, nickel and aluminum production and sales in combination with higher prices contributed to the stronger results.

LIQUIDITY AND CAPITAL INITIATIVES

        Cash generated from operations, before net change in non-cash working capital, totaled $451 million in the first quarter of 2005, compared to $348 million in the corresponding quarter of 2004. Cash and cash equivalents at March 31, 2005, totaled $1.0 billion, compared to $884 million at year end. Long-term debt, excluding the amount due in less than one year and preferred share liabilities, amounted to $2,574 million at March 31, 2005, compared to $2,736 million at year end. Total debt was $3.3 billion at the end of the period. The net-debt-to-capitalization ratio was reduced to 35% from 39% at year-end 2004 and 44% at March 31, 2004. The Company currently has just under $1.0 billion of undrawn committed bank lines.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects and the Kidd Mine D copper project totaled $62 million during the first quarter. For 2005, the Company's projected capital investment is $681 million, including $416 million in new productive capacity.

REVIEW OF OPERATIONS

Copper

        Revenues:    For the first quarter of 2005, consolidated revenues of $980 million increased 16% from $844 million in the first quarter of 2004, reflecting higher realized copper, zinc and precious metals prices, and higher copper sales volumes.

  •
  Total sales of copper during the quarter were 213,800 tonnes versus 213,400 tonnes in the same period in 2004.

  •
  Sales of by-product zinc concentrate and metal from Kidd Creek increased significantly to 40,900 tonnes from 26,500 tonnes the year prior. Antamina by-product zinc concentrate sales increased 1,000 tonnes to 15,200 tonnes from the same quarter last year.

  •
  The realized copper price of $1.54/lb. increased by 32% in the quarter compared to $1.17/lb. realized in the same period in 2004.

  •
  The realized zinc price at Kidd Creek was $0.63/lb., a 21% increase in the quarter, compared with $0.52/lb. in the same period in 2004.

  •
  Also contributing to copper group earnings was increased recoveries and sales of by-product molybdenum concentrate from Antamina. A molybdenum price of $24/lb. was realized during the quarter resulting in Noranda's share of molybdenum revenues totaling approximately $31 million.

        Costs:    Total operating expenses increased to $749 million from $705 million in the first quarter of 2004.

  •
  The cost of operations increased to $254 million from $195 million in the same period last year as a result of increased mine output at Antamina and expansion-related output increases at Collahuasi.

  •
  The cost of purchased raw materials decreased to $440 million from $462 million in the first quarter of 2004, due to reduced levels of output at the Horne and Altonorte smelters and CCR refinery.

  •
  The operating cash cost of producing a pound of copper in the first quarter of 2005 decreased to $0.35/lb. from $0.43/lb. in the fourth quarter of 2004.

        Income generated from operating assets:    Operating income for the Copper Business in first quarter of 2005 increased to $231 million from $139 million a year ago due to the impact of higher copper, zinc and precious metals prices.

  •
  Reduced treatment and refining charge revenues at Altonorte, Horne and CCR that resulted from decreased throughput were somewhat offset by higher prices and treatment and refining charges.

  •
  Also offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs.

        Production:    During the first quarter of 2005, copper mine production from Canadian and South American operations totaled 105,500 tonnes, compared to 86,000 tonnes a year ago.

  •
  Significant increases in mined copper output were achieved at Antamina due to improved ore grades, and at Collahuasi as a result of the expansion and transition of mining operations to the Rosario pit.

  •
  The Antamina mine achieved higher than budget ore grades and recoveries and its highest-ever daily ore crushing and milling rates. Work continued on the new resource model which will lead to the development of a new statement on reserves and resources by mid-year.

  •
  At Collahuasi, during routine maintenance on March 31, 2005, it was discovered that one of the three SAG mill motors required repairs. The resulting loss of production is expected to total 9,000 tonnes of copper and reduce the Company's share of annual copper concentrate production to 211,000 tonnes of contained copper.

  •
  The Kidd Creek mine significantly increased output of copper and zinc. Kidd Mine D shaft progress is now at 94% of plan with shaft sinking now below the 9,000-foot level. Ramp and lateral development are at 97% of plan.

  •
  Refined copper production was 121,600 tonnes of copper cathode in the first quarter of 2005 versus 133,800 tonnes in the first quarter of 2004. Production at CCR was affected by the decreased Altonorte anode output and shipping delays due to a schedule maintenance shutdown at Altonorte.

  •
  Zinc-in-concentrate produced within the copper business totaled 27,400 tonnes at Kidd Creek, an increase from 20,800 tonnes in the first quarter of 2004, and decreased to 20,200 tonnes from 22,500 tonnes at Antamina due to a shift in the mine plan towards copper ores.

  •
  The Company also began site preparations for a new molybdenum recovery circuit at the Collahuasi mine. Start-up of the circuit is still planned for first quarter 2006.

Nickel

        Revenues:    For the first quarter of 2005, consolidated revenues of $538 million increased from $481 million in the first quarter of 2004.

  •
  Sales volumes of nickel increased 17% to 21,300 tonnes from 18,100 tonnes in the first quarter of 2004 and copper sales volumes of 15,500 tonnes increased by 17% from 13,200 tonnes a year ago as production was impacted by a three-week strike at the Sudbury Operations during the first quarter of 2004.

  •
  At Falcondo, ferronickel sales volumes decreased by 4% to 6,500 tonnes from 6,800 tonnes in the first quarter of 2004.

  •
  Cobalt sales volumes of 874 tonnes in the quarter decreased by 4% from 2004 levels.

  •
  Realized nickel prices of $7.03/lb. increased by 2% in the quarter compared with $6.88/lb. in the corresponding period in 2004. Realized ferronickel prices of $6.70/lb. decreased by 1% in the quarter, compared with $6.80/lb. in the same period in 2004.

  •
  Precious metals revenues increased by $6 million in the first quarter of 2005 compared to the same period in 2004.

        Costs:    Total operating expenses increased to $344 million from $294 million in the first quarter of 2004.

  •
  Cost of operations increased to $173 million from $140 million in the same period last year, reflecting a full quarter of operations at Sudbury (the 2004 period contained the strike in Sudbury), new production costs at the recently commissioned Montcalm mine and increased oil purchase costs at Falcondo. Falcondo's average oil costs rose from $32 per barrel in the first quarter of 2004 to $39 in the most recent quarter.

  •
  The cost of purchased raw materials increased to $142 million from $122 million in the first quarter of 2004 as the increase in metal prices impacted the cost of feed acquisition and due to additional sales volumes of custom feeds.

  •
  The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $2.94 in the first quarter of 2005, compared with $2.72 for the same period in 2004. The operating cash cost of producing a pound of nickel from INO mines was $2.51. The $0.09/lb., or 3%, decrease was the result of increased mine production and higher by-product credits due to the increase in metal prices, which offset the impact of the stronger Canadian dollar. Falcondo's operating cash cost per pound of ferronickel increased by 34% in the first quarter of 2005 to $3.88/lb., mainly due to the increase in oil prices, maintenance costs and the impact on fixed costs of the slightly reduced production volumes.

        Income generated by operating assets:    First quarter operating income for the Nickel Business totaled $194 million, compared to $187 million in the first quarter of 2004.

  •
  The $7 million increase was mainly due to the impact of higher nickel and copper sales volumes, higher precious metals revenues and the elimination of strike costs that affected the 2004 results.

  •
  These increases were reduced by the impact of the strengthening Canadian dollar on unit production costs at the Canadian operations, higher oil costs at Falcondo and lower cobalt and ferronickel sales volumes.

        Production:    Total refined nickel production was 27,900 tonnes during the quarter versus 26,900 tonnes during the same period in 2004.

  •
  Sudbury mines production was 6,100 tonnes of nickel and 6,000 tonnes of copper during the first quarter of 2005, compared with 4,400 tonnes of nickel and 3,800 tonnes of copper in the first quarter of 2004. The increase in production was primarily attributed to the impact of the strike by the production and maintenance workers in the first quarter of 2004.

  •
  At Raglan, nickel in concentrate production in the quarter was 6,000 tonnes and copper production was 1,500 tonnes, compared with 6,700 tonnes of nickel and 1,700 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades which more than offset a 4% increase in ore tonnes mined.

  •
  In its first full quarter after achieving commercial production, the Montcalm mine produced 1,900 tonnes of nickel and 1,000 tonnes of copper.

  •
  At the Sudbury smelter, nickel in matte production in the first quarter of 2005 increased to 17,400 tonnes from 11,400 tonnes in the same period of 2004, as a result of the treatment of higher concentrate tonnages with lower feed grades.

  •
  At the Nikkelverk refinery, nickel production during the quarter established a new record of 21,500 tonnes in the first quarter of 2005, compared to 18,900 tonnes in the same period in 2004.

  •
  In the first quarter of 2005, Falcondo produced 6,500 tonnes of nickel in ferronickel, compared with 8,000 tonnes in the first quarter of 2004. Production in the quarter was negatively impacted by a longer than anticipated ramp-up of one of the furnaces after a maintenance shutdown and the impact of heavy rains in January. The shortfall in production is expected to be recovered over the balance of the year.

Zinc

        Revenues:    Total zinc revenues increased to $119 million, 40% higher than the $85 million recorded during the first quarter of 2004 due to increased prices for zinc, lead and other by-products.

  •
  In the first quarter of 2005, sales volumes of zinc-in-concentrates decreased 19% to 60,100 tonnes from 74,100 tonnes in the first quarter of 2004, while first quarter 2005 lead metal sales increased to 21,700 tonnes from 21,200 tonnes in the same period a year ago.

  •
  Revenues benefited significantly from higher prices. The average LME price per pound of zinc during the first quarter was $0.60/lb., an increase of 22% compared to $0.49/lb. in the same period last year. The average realized price per pound of refined lead during the first quarter was $0.49/lb. versus $0.41/lb. in the same period last year.

        Costs:    Total operating expenses increased to $113 million from $83 million in the first quarter of 2004.

  •
  The cost of purchased raw materials increased to $54 million from $31 million in the first quarter of 2004, along with the rise in zinc and lead prices.

  •
  At the Brunswick mine, the operating cash cost per pound of mined zinc was $0.40/lb. in the first quarter of 2005, an increase of 21% from $0.33/lb. for the same period in 2004. The increase is primarily due to a stronger Canadian dollar, higher treatment and freight charges and also reflects the closure of the Bell Allard mine late in 2004.

        Income generated by operating assets:    The first quarter 2005 operating income of the Zinc Business was $6 million, compared with $2 million for the first quarter of 2004. The $4 million increase was due to the impact of higher metal prices and decreased depreciation and amortization charges, which were offset by the impact of lower sales volumes, and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

        Production:    Contained zinc production was 67,100 tonnes in the first quarter of 2005, compared to 100,300 tonnes in the same period in 2004. The decrease in production is primarily attributable to the closure of the Bell Allard mine in October 2004.

        Lead metal production was 21,600 tonnes in the first quarter of 2005, compared to 25,100 tonnes in the same period in 2004 as a result of an unplanned maintenance shutdown during January and a difficult start-up due to cold winter weather.

Aluminum

        Revenues:    Total aluminum revenues increased to $297 million or 46% higher than the $204 million recorded during the first quarter of 2004.

  •
  Sales volumes of primary aluminum increased 2% to 61,800 tonnes from 60,700 tonnes in the first quarter of 2004.

  •
  First quarter 2005 rolled-products sales volumes of 45,600 tonnes increased by 8% from 42,400 tonnes in the same period a year ago as a result of the continued ramp-up of the new Huntingdon, TN, West plant and strong product demand.

  •
  The realized primary aluminum price of $0.92/lb. increased by 16% in the quarter, compared with $0.79/lb. in the same period in 2004.

        Costs:    Total operating expenses increased to $262 million from $188 million in the first quarter of 2004.

  •
  The cost of operations increased to $139 million from $103 million in the same period last year, mostly as a result of the inclusion of Noranda's share of the newly acquired St. Ann bauxite mine and Gramercy alumina refinery operating costs.

  •
  The cost of purchased raw materials increased to $111 million from $76 million in the first quarter of 2004, along with the rise in aluminum prices.

  •
  The operating cash cost per pound of primary aluminum metal production, net of metal premiums and byproduct credits was $0.59/lb. in the first quarter of 2005, an increase from $0.57/lb. for the same period in 2004.

  •
  The cost per pound at the rolled products division was 2% higher in the first quarter of 2005, compared with the same period in 2004.

        Income generated by operating assets:    First quarter 2005 operating income for the Aluminum Business was $35 million compared with $16 million for the first quarter of 2004. The $19 million increase was mainly due to the impact of higher metal prices, higher volumes and increased metal premiums and fabrication margins.

        Production:    The Aluminum Business achieved record quarterly primary and fabricated aluminum production. In the first quarter of 2005, primary aluminum production of 61,400 tonnes, compared to 61,200 tonnes in the same period in 2004. For the rolled products operations, shipments were 45,600 tonnes for the first quarter compared with 42,400 tonnes for the first quarter of 2004.

        The New Madrid primary smelter obtained final regulatory approval of the recently signed 15-year power supply contract.

NEW PRODUCTION CAPACITY UNDER DEVELOPMENT AND PROJECTS UPDATE

Nickel

Montcalm Mine

        The Montcalm mine began production in late 2004. Permanent mine ventilation facilities and effluent treatment systems were commissioned in February. Mine and concentrator performance continue to meet feasibility targets.

Raglan Mine Optimization Project

        Progress continues on the pre-feasibility and scoping phases of the mill conversion project that will improve grinding capacity. The conversion will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase I are expected to be $21 million. Engineering work on Phase II is underway, assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

Nickel Rim South Project

        Ventilation shaft sinking began in February 2005 and main shaft sinking is expected to begin in the second quarter of 2005. The project is currently 23% complete and on budget.

Fraser Morgan Project

        Drilling increased on Zones 10 and 11 and work progressed on the generation of a high quality inferred resource for incorporation into the mine plan. A pre-feasibility study is expected to be completed during the balance of 2005.

Koniambo Project

        The feasibility study on the Koniambo joint venture, the Company's ferronickel project in New Caledonia, was completed in the fourth quarter of 2004 and presented to the Boards of Directors of the project's partners in early 2005.

        The Company also announced the appointment of Brian F. Kenny as President of the Koniambo project. Mr. Kenny, whose appointment is effective May 1, 2005, will be responsible for the design, planning and development of the operation. Previously, Mr. Kenny was President, Bechtel Canada Inc./Bechtel Quebec, and General Manager, Mining and Metals, Canada and U.S. He also has significant international experience in project development.

        In accordance with the action plan set out with SMSP and the French Government earlier this year, the Company is actively working to complete the project financing, securing necessary operating and environmental permits and further advancing project engineering. The review of the technical feasibility study by the Trustee, as required by the Bercy Accord, is near completion and Falconbridge is positioned to submit firm orders for at least $100 million in equipment and services. This will allow the Company to meet the final condition for jointly vesting the Koniambo deposit with its North Caledonian partner SMSP.

        Start-up of the production facilities is targeted for 2009.

Kabanga Project

        On April 19. 2005, the Company and Barrick Gold Corporation finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

        Over the next several years, the Company will fund and conduct a $50 million work plan that will include additional exploration and infill drilling, and further technical work to update the resource model for Kabanga. Drawing upon its nickel processing, project development and engineering expertise to bring the project towards feasibility, it will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, the Company will fund the first $95 million of project development expenditures. Thereafter, the partners will equally share joint-venture revenues and expenditures.

Copper

Molybdenum Production and Treatment Capacity Expansions

        The refurbishment of molybdenum concentrates roasting capacity at the Altonorte smelter should be completed before the end of this year. The smelter will then have the capacity to treat 10,000 tonnes per year of molybdenum concentrates.

        The engineering work for the Collahuasi molybdenum recovery circuit project is 97% complete and all critical equipment orders have been placed. Start-up of the circuit is anticipated for early 2006. The circuit will allow for the recovery of up to 12,000 tonnes per year of molybdenum concentrates.

        Work on the conceptual study for the second expansion of the Collahuasi copper concentrator is continuing.

Fortuna de Cobre

        The Company began development of an exploration tunnel in March as part of its review of the Fortuna de Cobre deposit, adjacent to the Lomas Bayas copper mine.

El Pachon

        Work on a conceptual study on the El Pachon copper project was advanced during the quarter, leading into a pre-feasibility study.

El Morro

        The exploration campaign at the El Morro copper project completed 10,000 metres of drilling. Assay information is now being processed.

Kidd Mine D Project

        Shaft sinking progress is at 94% of plan. The ramp and lateral development are at 97% of plan, with the new shaft sinking currently below the 9,000-foot level.

EXPLORATION UPDATE

        During the quarter, Falconbridge and Noranda provided an update on greenfield and brownfield exploration projects. The report described the Company's exploration strategy as one that is primarily focused on discovering and/or acquiring new nickel and copper deposits. With exploration projects around the world, Noranda has become a valued and sought-after partner in the mining industry. At present Noranda and Falconbridge have partnerships with 55 exploration and mining companies. The report can be found on the Company's website at www.noranda.com.

        The mineral reserves and resources at operations and projects are generally updated on an annual basis. Please see the Noranda 2004 Annual Report for mineral reserves and resources. There are no changes to report at this time.

MARKET REVIEW

Copper

        The LME cash copper prices ranged from a low of $1.39/lb. to a high of $1.55/lb. and averaged $1.48/lb. during the first quarter of 2005. This compares against an average of $1.24/lb. during the first quarter of 2004. The price strength is mainly attributed the low inventory levels. Exchange stocks continued their downward trend dropping 16,700 tonnes to stand at 107,500. At quarter end, U.S. spot metal premiums for copper cathodes stood at $0.06/lb.

        At these high prices, consumers are delaying spot purchases and drawing down existing stocks. Though demand has weakened slightly in the U.S. and the European markets, Chinese imports of refined copper for January and February continue to be strong, breaching the 100,000-tonne level supported by strong demand in the power generation sector.

        On the supply side, high copper prices are providing producers with a strong incentive to optimize production rates.

        However, the increase in supply growth and the expected softening in global demand conditions will not be sufficient to keep the market from registering another deficit. A market deficit of 206,000 tonnes is forecast maintaining copper's positive market profile.

Nickel

        The LME cash nickel prices ranged from a low of $6.37/lb. to a high of $7.51/lb. and averaged $6.96/lb. during the first quarter of 2005. This compares against an average of $6.68/lb. during the first quarter of 2004. The price strength is mainly attributed to physical market tightness. LME stocks remained very tight during the quarter and finished the quarter at 10,002 tonnes.

        From a fundamental perspective, a tight nickel market is anticipated for 2005 with a forecast deficit of 16,000 tonnes. Total world primary nickel consumption is expected to increase by 2.8%.

        The stainless steel market remains on a solid footing and the high-nickel alloy market continues to strengthen. Positive developments in the Chinese market include the recent issue regarding the suitability of 200 series stainless steel and the resurgence of Chinese imports, pointing to restocking. Given the low level of nickel inventories, the nickel price is expected to remain volatile. Nickel prices should be well supported as inventories continue to be very low, with the market remaining susceptible to supply-side disruptions.

Zinc

        The LME cash zinc prices rose sharply in the quarter, peaking at $0.65/lb. before settling back to $0.61/lb. at the end of March. The average for the quarter was $0.60/lb., up $0.11/lb. from the first quarter of 2004. The price strength is mainly attributed to investment fund buying based on expectations for further U.S. dollar weakness and the continuing positive outlook for zinc fundamentals. The resulting deficit caused LME stocks to fall 58,000 tonnes during the quarter to 570,600 tonnes, most of which is due to increased consumption in China. U.S. spot metal premiums are currently in the $0.04/lb. to $0.0425/lb. range.

        Global zinc mine supply continues to fall short of smelting capacity thereby constraining refined zinc metal supply. Refined zinc output is estimated to have increased by less than 3% in 2004. Similar low growth rates are expected this year. Demand, as estimated by ILZSG, recorded impressive growth in 2004 at 5.9%, led by a 14% increase in China and a 10% gain in apparent consumption in the United States. While global demand growth is expected to ease to less than 4% this year, the metal balance should remain in deficit resulting in ongoing LME stock reductions.

Aluminum

        The aluminum market continues to demonstrate strength, most notably in the U.S. and China. The average LME cash price during the quarter of $0.86/lb. represents a $0.11/lb. increase from the same quarter a year ago. The current LME price is holding at the $0.85/lb. level. In the U.S., reported delivery premiums are steady at $0.07/lb., up $0.02/lb. from the same period in the year prior. Premiums in the U.S. should remain at these strong levels given the current healthy demand for metal in the North American market.

        LME warehouse stock levels continued the sharp decline that began in 2004, with first quarter removals totaling almost 150,000 tonnes. Other reported inventories, such as unwrought producer stocks reported to the International Aluminum Institute and Comex, are relatively unchanged from the year end.

        The focus remains on China and actions taken by its central government to curb development of both aluminum and alumina production capacity. Despite high energy costs, increased raw material costs, the removal of VAT tax rebates and the implementation of a 5% export tax, there continues to be year-over-year increases in the amount of aluminum exported from China. There are indications that the Chinese government may consider further increasing the export tax in an effort to curb domestic production, which should provide additional support for the tightening global market.

Other

        Four collective agreements will expire in 2005, at Norandal's Newport facility (May 31), Kidd Metallurgical site (September 30), Gramercy alumina refinery (September 30) and Falcondo ferronickel mine and processing plant (November 30).

Dividends

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	April 26, 2005	May 16, 2005
Preferred Series F #63 shares	Floating rate	May 31, 2005	June 12, 2005
Preferred Series F #64 shares	Floating rate	June 30, 2005	July 12, 2005
Preferred Series F #65 shares	Floating rate	July 29, 2005	August 12, 2005
Preferred Series G shares	Cdn$0.38125 per share	July 15, 2005	August 1, 2005
Preferred Series H shares	Cdn$0.40625 per share	May 15, 2005	June 30, 2005

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

        This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

        INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

        To participate in the first quarter analyst conference call scheduled for Tuesday, April 26, 2005, at 8:00 a.m., please call (416) 620-2414 for local and overseas callers and 1-800-238-9605 toll free in North America, or visit the Company's website at www.noranda.com to listen to a live webcast. The Annual General Meeting will follow at 10:00 a.m. EST at the Design Exchange, Trading Floor, 234 Bay Street, Toronto.

        Note: This press release is also available at www.noranda.com. All dollar amounts are in U.S. dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Three Months Ended March 31
	2005	2004
		Restated — (1)
Revenues	$1,976	$1,653

Operating expenses
Cost of operations	628	464
Purchased raw materials	775	711
Depreciation, amortization and accretion	118	117

	1,521	1,292

Income generated by operating assets	455	361
Interest expense, net	32	29
Corporate and general administration	17	13
Research, development and exploration	12	7
Minority interest in earnings of subsidiaries	94	79

Income before undernoted	300	233
Other expense (income)	1	(5)
Tax expense	123	86

Net Income	$176	$152
Dividends on preferred shares	3	4

Net Income attributable to common shares	$173	$148

Basic earnings per common share	$0.58	$0.50

Diluted earnings per common share	$0.57	$0.49

Basic weighted average number of shares — 000s	296,856	295,595
Diluted weighted average number of shares — 000s	304,815	303,524

(1)
Effective January 1, 2005, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standards for variable interest entities and classification and measurement of convertible debentures and preferred shares.

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ millions, unaudited)

	Three Months Ended March 31
	2005	2004
		Restated — (1)
Cash realized from (used for):
Operations
Net income	$176	$152
Charges (credits) not affecting cash:
Depreciation and amortization	125	106
Future taxes	75	43
Minority interest	94	79
Foreign exchange, and other	(19)	(32)

	451	348
Net change in accounts receivable, inventories and payables	(66)	(88)

Cash from operations	385	260

Investment activities
Capital investments	(110)	(124)
Investments and advances	(3)	10
Proceeds on dispositions	3	2

Cash used in investment activities	(110)	(112)

Financing activities
Long-term debt, including current portion
Issued	13	28
Repaid	(154)	(44)
Issue of shares — common	8	13
Dividends paid	(33)	(30)
Issue of shares — minority shareholders	16	11
Dividends paid to minority shareholders	(9)	(8)

	(159)	(30)

Increase in cash and cash equivalents	116	118
Cash and cash equivalents, beginning of period	884	501

Cash and cash equivalents, end of period	$1,000	$619

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	March 31, 2005	December 31, 2004
		Restated — (1)
Assets
Current assets
Cash and cash equivalents	$1,000	$884
Accounts receivable	957	948
Metals and other inventories	1,471	1,436

	3,428	3,268
Operating capital assets	4,892	4,870
Development projects	1,134	1,166
Investments and other assets	328	324

	$9,782	$9,628

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,242	$1,265
Debt due within one year	591	570

	1,833	1,835
Long-term debt	2,574	2,736
Preferred share liabilities	121	122
Future income taxes	371	304
Asset retirement obligation, pension and other provisions	600	595
Stockholders' interests:
Interests of other shareholders	1,296	1,197
Shareholders' equity	2,987	2,839

	$9,782	$9,628

SEGMENTED INFORMATION

($ US millions)

	Three Months Ended March 31, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$980	538	119	297	42	$1,976

Operating expenses
Cost of operations	254	173	50	139	12	628
Purchase of raw materials	440	142	54	111	28	775
Depreciation, amortization and accretion	55	29	9	12	13	118

	$749	344	113	262	53	$1,521

Income (loss) generated by operating assets	$231	194	6	35	(11)	$455

Interest expense, net						(32)
Corporate and general administration						(17)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(94)

Income before undernoted						$300
Other expense						(1)
Tax expense						(123)

Net Income						$176

Total assets, excluding cash and short-term investments	$4,550	2,047	394	1,008	783	$8,782

Capital investments	$48	48	1	7	6	$110

	Three Months Ended March 31, 2004 (Restated — 1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$844	481	85	204	39	$1,653

Operating expenses
Cost of operations	195	140	34	103	(8)	464
Purchase of raw materials	462	122	31	76	20	711
Depreciation, amortization and accretion	48	32	18	9	10	117

	$705	294	83	188	22	$1,292

Income generated by operating assets	$139	187	2	16	17	$361

Interest expense, net						(29)
Corporate and general administration						(13)
Research, development and exploration						(7)
Minority interest in earnings of subsidiaries						(79)

Income before undernoted						$233
Other income						5
Tax expense						(86)

Net income						$152

Total assets, excluding cash and short-term investments	$4,241	1,763	436	838	754	$8,032

Capital investments	$74	34	1	6	9	$124

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		First Quarter
	100% Basis, Except as Noted
		2005	2004
Metal Sales (tonnes, except as noted)
Copper
Copper business
CCR		69,052	84,986
Kidd Creek		23,360	10,272
Horne — (concentrates)		—	17,605
Antamina — (concentrates)	(33.75%)	30,020	11,609
Collahuasi — (concentrates)	(44%)	35,976	11,957
Collahuasi	(44%)	6,686	5,914
Lomas Bayas		17,505	15,935
Altonorte — (anodes)		31,198	55,097

		213,797	213,375
Nikkelverk		15,477	13,197

		229,274	226,572

Zinc
Copper business
Kidd Creek		40,932	26,525
Antamina — (concentrates)	(33.75%)	15,150	14,219

		56,082	40,744
Zinc business
Brunswick/Matagami — (concentrates)		60,129	74,134

		116,211	114,878

Nickel		21,266	18,118
Ferronickel		6,515	6,777
Aluminum
Primary Aluminum — shipments		61,810	60,745
Norandal — shipments		45,614	42,388
Lead		21,723	21,211
Gold — 000 ounces		184	236
Silver — 000 ounces
CCR		8,314	9,326
Kidd Creek		1,483	1,004
Antamina	(33.75%)	380	423

		10,177	10,753

Average Realized Prices — (US$ per pound, except as noted)
Copper		1.54	1.17
Nickel		7.03	6.88
Ferronickel		6.70	6.80
Zinc		0.63	0.52
Aluminum		0.92	0.79
Lead		0.49	0.41
Gold — (US$ per ounce)		434.59	403.55
Silver — (US$ per ounce)		7.17	6.33
Exchange Rate (US$1 = Cdn$1)		0.82	0.76

NORANDA INC.

PRODUCTION VOLUMES

		First Quarter
	100% Basis, Except as Noted
		2005	2004
Mine Production (tonnes, except as noted)
Copper
Copper business
Kidd Creek		11,155	9,296
Antamina	(33.75%)	31,030	25,557
Collahuasi	(44%)	46,974	35,369
Lomas Bayas		16,323	15,728

		105,482	85,950
Matagami		—	1,856
Brunswick		1,272	1,842
INO		8,561	5,585
Other		3,321	4,430

		118,636	99,663

Zinc
Zinc business
Brunswick		67,067	73,580
Matagami		—	26,674

		67,067	100,254
Kidd Creek		27,426	20,792
Antamina	(33.75%)	20,172	22,469
Other		2,588	1,544

		117,253	145,059

Nickel		14,050	11,161
Ferronickel		6,474	7,999
Lead		18,893	20,287
Silver — 000 ounces
Copper business
Kidd Creek		827	1,194
Antamina	(33.75%)	922	653

		1,749	1,847
Brunswick		1,486	1,602
Matagami		—	114
Other		66	50

		3,301	3,613

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		66,989	78,160
Kidd Creek		31,460	33,722
Collahuasi	(44%)	6,813	6,152
Lomas Bayas		16,323	15,728

		121,585	133,762
Nikkelverk		8,952	9,746

		130,537	143,508

Copper anodes
Horne		33,062	43,234
Kidd Creek		34,444	33,500
Altonorte		58,105	63,850

		125,611	140,584

Refined zinc
Kidd Creek		37,965	28,458
Refined nickel
Nikkelverk		21,456	18,859
Falcondo		6,474	7,999

		27,930	26,858

Primary aluminum		61,373	61,220
Fabricated Aluminum		45,614	42,388
Refined lead		21,594	25,148
Refined gold — 000 ounces		213	269
Refined silver — 000 ounces		8,210	10,123

QuickLinks

NORANDA INC. CONSOLIDATED RESULTS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
SEGMENTED INFORMATION ($ US millions)
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. PRODUCTION VOLUMES